EXHIBIT (a)(17)

Humana News Release

                             For Further Information
                               Laurie G. Scarborough
                                  Investor Relations
                                    October 11, 1995
                                        502/580-1037

       HUMANA CLOSES TENDER OFFER FOR EMPHESYS

     LOUISVILLE, KY. --- Humana Inc. (NYSE: HUM) announced today that it successfully completed its tender offer to acquire all of the outstanding shares of common stock of EMPHESYS Financial Group, Inc. (NYSE: EFG).
The offer expired today at 6:00 p.m. in accordance with the terms of the offer.

     Humana reported that approximately 16.9 million shares (including 207,330 shares tendered via guaranteed delivery) were validly tendered and accepted for payment at $37.50 per share, net in cash, pursuant to the offer. This total constitutes approximately 95.3 percent of all the outstanding EMPHESYS shares on a fully diluted basis.

     Humana also announced that it expects to begin paying for the shares on or about Friday, October 13, 1995.

     The company intends to effect on October 13 1995, a merger of a subsidiary of Humana into EMPHESYS, for which the remaining public stockholders of EMPHESYS also will receive $37.50 per share, net in cash.

     EMPHESYS, based in Green Bay, Wisconsin, is one of the nation's premier health insurers in the small group market.

     Headquartered in Louisville, Kentucky, Humana provides managed health care services to 2.4 million members through the operation of health maintenance organizations and preferred provider organizations located in 14 states and the District of Columbia.